UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

NATIONSHEALTH, INC.
(Name of Issuer)
Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)
63860C100
(CUSIP Number)
Patricia Perez, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2061
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63860C100	Page	2	of	12	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Anguilla, British West Indies

	7	Sole Voting Power

Number of		2,298,249

Shares	8	Shared Voting Power
Beneficially
Owned by		16,419,826[1]

Each	9	Sole Dispositive Power
Reporting
Person		3,197,225

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,197,225[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

10.8%[2]

14	Type of Reporting Person (See Instructions)

PN
1 Includes 11,265,897 shares of common stock (the “RGGPLS Shares”) reported to be beneficially owned by RGGPLS, LLC (“RGGPLS”) on Amendment No. 9 to Schedule 13D filed on March 31, 2009 and 4,254,953 shares of common stock (the “GRH Shares”) reported to be beneficially owned by GRH Holdings, L.L.C. (“GRH”) on Amendment No. 5 to Schedule 13D filed on February 14, 2008, due to the rights granted to and from RGGPLS and GRH pursuant to Stockholders Agreement described in Item 4.
2 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 18,718,075 and the percent of class represented in Row (11) would be 63.0%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	3	of	12	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MHR CAPITAL PARTNERS (100) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		306,964

Shares	8	Shared Voting Power
Beneficially
Owned by		15,640,921[1]

Each	9	Sole Dispositive Power
Reporting
Person		427,035

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

427,035[3]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

1.5%[3]

14	Type of Reporting Person (See Instructions)

PN
3 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 15,947,885 and the percent of class represented in Row (11) would be 55.6%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	4	of	12	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		2,605,213

Shares	8	Shared Voting Power
Beneficially
Owned by		16,539,897[1]

Each	9	Sole Dispositive Power
Reporting
Person		3,624,260

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,624,260[4]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

12.1%[4]

14	Type of Reporting Person (See Instructions)

OO
4 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 19,145,110 and the percent of class represented in Row (11) would be 64.1%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	5	of	12	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
OTQ LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		1,235,873

Shares	8	Shared Voting Power
Beneficially
Owned by		16,287,517[1]

Each	9	Sole Dispositive Power
Reporting
Person		2,002,540

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,002,540[5]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

6.8%[5]

14	Type of Reporting Person (See Instructions)

OO
5 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 17,523,390 and the percent of class represented in Row (11) would be 59.3%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	6	of	12	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
MHR FUND MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		3,841,086

Shares	8	Shared Voting Power
Beneficially
Owned by		17,306,564[1]

Each	9	Sole Dispositive Power
Reporting
Person		5,626,800

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,626,800[6]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

18.2%[6]

14	Type of Reporting Person (See Instructions)

OO
6 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 21,147,650 and the percent of class represented in Row (11) would be 68.6%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	7	of	12	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MARK H. RACHESKY, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		4,020,186

Shares	8	Shared Voting Power
Beneficially
Owned by		17,306,564[1]

Each	9	Sole Dispositive Power
Reporting
Person		5,805,900

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,805,900[7]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

18.8%[7]

14	Type of Reporting Person (See Instructions)

IN; HC
7 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 21,326,750 and the percent of class represented in Row (11) would be 69.2%, if the RGGPLS Shares and GRH Shares were included.

     This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Shares”) of NationsHealth, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13D, which was filed on March 9, 2005, as amended on February 26, 2008, previously to that on Schedule 13G, which was filed on September 20, 2004, previously to that on Schedule 13D, which was filed on May 6, 2004, as amended on May 20, 2004, May 28, 2004, July 8, 2004, July 21, 2004 and August 27, 2004, previously to that on Schedule 13G filed on March 25, 2004, as amended on April 21, 2004 and previously to that on Schedule 13D filed on March 18, 2004. Capitalized terms not otherwise defined herein shall have the meanings ascribed such terms in the Schedule 13D filed on February 26, 2008.
Item 4. Purpose of Transaction
The information set forth in Item 6 below is incorporated by reference.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     The percentages set forth in this Statement are calculated based on information contained in the Issuer’s quarterly report for the quarterly period ended September 30, 2008 filed on Form 10-Q, which disclosed that there were 28,551,805 Shares outstanding as of November 12, 2008.
     (a) (i) Master Account may be deemed the beneficial owner of 3,197,2258 Shares (approximately 10.8%8 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 427,0359 Shares (approximately 1.5%9 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100).
          (iii) Advisors may be deemed the beneficial owner of 3,624,26010 Shares (approximately 12.1%10 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account, and (B) 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100).
           (iv) OTQ may be deemed the beneficial owner of 2,002,54011 Shares (approximately 6.8%11 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 1,020,833 Shares held for the account of OTQ and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ.
           (v) Fund Management may be deemed the beneficial owner of 5,626,80012 Shares (approximately 18.2%12 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account, (B) 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100), and (C) 1,020,833 Shares held for the account of OTQ and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ.
           (vi) Dr. Rachesky may be deemed the beneficial owner of 5,805,90013 Shares (approximately 18.8%13 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account, (B) 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100), and (C) 1,020,833 Shares held for the account of OTQ and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ, and (D) 31,600 shares of restricted stock and 147,500 Shares held for the accounts of the Personal Accounts.

8	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Master Account would be 18,718,075 Shares (approximately 63.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

9	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Capital Partners (100) would be 15,947,885 Shares (approximately 55.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

10	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Advisors would be 19,145,110 Shares (approximately 64.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

11	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by OTQ would be 17,523,390 Shares (approximately 59.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

12	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Fund Management would be 21,147,650 Shares (approximately 68.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

13	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Dr. Rachesky would be 21,326,750 Shares (approximately 69.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 3,197,225 Shares which may be deemed to be beneficially owned by Master Account as described above, (y) the sole power to direct the voting of 2,298,249 Shares which may be deemed to be beneficially owned by Master Account as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 16,419,826 Shares which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 427,035 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, (y) the sole power to direct the voting of 306,964 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 15,640,921 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 3,624,260 Shares which may be deemed to be beneficially owned by Advisors as described above, (y) the sole power to direct the voting of 2,605,213 Shares which may be deemed to be beneficially owned by Advisors as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 16,539,897 Shares which may be deemed to be beneficially owned by Advisors as described above.
          (iv) OTQ may be deemed to have (x) the sole power to direct the disposition of the 2,002,540 Shares which may be deemed to be beneficially owned by OTQ as described above, (y) the sole power to direct the voting of 1,235,873 Shares which may be deemed to be beneficially owned by OTQ as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 16,287,517 Shares which may be deemed to be beneficially owned by OTQ as described above.
          (v) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 5,626,800 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 3,841,086 Shares which may be deemed to be beneficially owned by Fund Management as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 17,306,564 Shares which may be deemed to be beneficially owned by Fund Management as described above.
          (vi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 5,805,900 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 4,020,186 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 17,306,564 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) There have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.
          (iii) Included within the Personal Accounts are certain trusts. The beneficiaries of certain of these trusts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective trusts in accordance with their beneficiary interests in their respective trusts.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer
     Item 6 is hereby amended to add the following:
     On April 15, 2009, certain of the Reporting Persons entered into an acknowledgement agreement with the Issuer and certain of its subsidiaries (the “Acknowledgement”), pursuant to which such Reporting Persons acknowledged, among other things, that if the Issuer filed its Form 10-K for the period ended December 31, 2008 (the “Form 10-K”) on or before April 22, 2009 (the “Filing Deadline”), such filing would satisfy certain of the requirements of the Issuer under the Purchase Agreement and the Notes. The Reporting Persons reserved the right and may, at any time, extend the Filing Deadline in their sole discretion.
     The description of the Acknowledgement is not a complete description and is qualified in its entirety by reference to the full text of the Acknowledgement, a copy of which is attached hereto as Exhibit 1 to this Statement and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 17, 2009	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR CAPITAL PARTNERS (100) LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR ADVISORS LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

OTQ LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MARK H. RACHESKY, M.D.
	By:	/s/ Hal Goldstein, Attorney in Fact

Exhibit Index

Exhibit No.	Description
1	Acknowledgement, dated April 15, 2009, by and among the Issuer, NationsHealth Holdings, L.L.C., United States Pharmaceutical Group, L.L.C., Master Account, OTQ and Capital Partners (100) (incorporated by reference to Exhibit 99.1 to Issuer’s Current Report on Form 8-K filed on April 15, 2009).